QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.2

FormFactor, Inc.
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years Ended
	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001
	(in thousands)
Earnings:
Income from continuing operations before income taxes	$38,492	$39,063	$12,164	$5,808	$352
Interest expensed	—	—	38	79	170
Interest portion of fixed rent (1)	1,041	1,052	1,025	871	305
Amortization of capitalized interest	41	—	—	—	—
Capitalized interest	(273)	—	—	—	—

Earnings, as adjusted	$39,301	$40,115	$13,227	$6,758	$827

Preferred Stock Dividends	—	—	—	—	—

Fixed Charges:
Interest expense	$—	$—	$38	$79	$170
Capitalized interest	—	—	—	—	—
Interest portion of fixed rent (1)	1,041	1,052	1,025	871	305

Fixed Charges	$1,041	$1,052	$1,063	$950	$475

Ratio of earnings to combined fixed charges and and preferred stock dividends	37.7	38.1	12.4	7.1	1.7

(1)
The Company has included 30% of rent expense on operating leases. Management believes that 30% represents an appropriate implied interest factor for the Company's operating leases. The Company has not paid and has not been required to pay any preference security dividends during its last five fiscal years.

QuickLinks

  Exhibit 12.2